Exhibit 1

Media Release

24 November 2008

Group Executive appointment

Westpac Banking Corporation Chief Executive Officer, Gail Kelly today announced the appointment of Mr John Arthur to the new position of Group Executive, Counsel and Secretariat.

Mr Arthur will take up his new role on 1 December 2008. He will report to Mrs Kelly and be part of the executive team.

Mr Arthur joins Westpac following a distinguished career as a legal partner, corporate executive and non-executive director. Most recently Mr Arthur was chief executive of Investa Property Group until 2007.

Mr Arthur has been a partner at Freehills and Group General Counsel of Lend Lease. Mr Arthur has also served as Chairman of legal firm, Gilbert + Tobin.

Mrs Kelly said: “John’s breadth of experience, not only as a senior legal practioner, but also his extensive executive and non-executive roles will greatly benefit Westpac.”

Richard Willcock, who has been Westpac Group Secretary and General Counsel for almost six years, is considering several new roles.

Mr Willcock has provided valued counsel and advice in this role. In addition, he has built a strong legal team, and worked closely with the Board and senior executive team to ensure Westpac has leading corporate governance procedures in place.

Ends.

For Further Information

David Lording

Media Relations

Westpac Banking Corporation

Ph: 02 8253 3510

www.westpac.com.au